SHARE PURCHASE AGREEMENT made as of the 24th day of August 2006

AMONG

All Shareholders of Taiwan Halee International Co. Ltd. (hereinafter referred to as the “Vendors”)

OF THE FIRST PART

- and -

Cheng Chun-Chin (hereinafter referred to as the "Founder”)

OF THE SECOND PART

- and -

TransAKT Taiwan Limited, a corporation incorporated under the laws of Taiwan (hereinafter referred to as the "Purchaser”)

OF THE THIRD PART

- and -

TransAKT Ltd., a corporation incorporated under the laws of the Province of Alberta (hereinafter referred to as "TransAKT Ltd."

OF THE FOURTH PART

WHEREAS the Vendors are shareholders of Taiwan Halee International Co. Ltd., a corporation incorporated under the laws of Taiwan (hereinafter called the “Corporation”);

AND WHEREAS the authorized capital of the Corporation consists of 6,000,000 common shares, of which 6,000,000 have been issued and are outstanding as fully paid and non-assessable;

AND WHEREAS Vendors own and control all of the aforesaid issued and outstanding common shares, and the Purchaser has agreed with the Vendors to purchase all of the issued and outstanding shares owned and controlled by the Vendors in the capital stock of the Corporation;

THIS AGREEMENT WITNESSETH that in consideration of the covenants, agreements, warranties and payments herein set out and provided for, the parties hereto hereby respectively covenant and agree as follows:

1.	Purchased Shares

Subject to the terms and conditions hereof, the Vendors covenant and agree to sell, assign, and transfer to the Purchaser and the Purchaser covenants and agrees to purchase from the Vendors all (and not less than all) of the issued and outstanding shares in the capital stock of the Corporation (the “Purchased Shares”) for the purchase price (the “Purchase Price”) payable as set out in Article 2 hereof.

2.	Purchase Price

(1)	The Purchase Price shall be the sum of Five Million United States dollars (US$5,000,000).

(2)	The Purchase Price shall be payable to or to the order of the Vendors by the delivery of:
(i)	US$500,000 (the "Cash Payment"), paid as to US$200,000 on or prior to Closing, and US$300,000 in debt obligations of TransAKT Ltd., as set out in Schedule "I", deliverable at the Closing; and
(ii)	Fifty Million (50,000,000) common voting shares (the "Share Payment"), issued from the treasury of TransAKT Ltd., with a deemed value of US$0.09 per share, deliverable at the Closing.

3.	Closing Arrangements

(1)
The closing (the "Closing") of this transaction shall take place at the offices of the Corporation, located at No.3, Lane 141, Sec .3, Pei-Shen Rd., Shen-Ken Hsiaung, TAIPEI HSIENG, TAIWAN on August 31, 2006 or at such other date(s) as the parties hereto may agree (the “Closing Date”).

(2)
On the Closing Date, upon fulfillment of all the conditions set out herein, the Vendors shall deliver to the Purchaser the certificates representing all the Purchased Shares duly endorsed in favour of the Purchaser.

(3)
On the Closing Date, upon fulfillment of all the conditions set out herein, the Purchaser shall deliver to the Vendors the Cash Payment and the certificates representing all the Payment Shares duly registered in favour of the Vendors.

4.	Representations and Warranties of the Vendors

With respect to, and only to, each Vendor's personal shareholdings in the Corporation, each Vendor represents and warrants as follows as of the date hereof and as of the Closing Date and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the purchase by the Purchaser of the Purchased Shares:

(1)
All of the Vendors, and the shareholdings of each individual Vendor, are listed on Schedule "H"the Corporation are as follows, and such shares are owned by the Vendors, are held with good and marketable title, free and clear of all mortgages, liens, charges, security interests, adverse claims, pledges, encumbrances and demands whatsoever.

(2)
The entering into of this agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any indenture or other agreement, written or oral, to which any of the Vendors may be a party.

(3)	This agreement has been duly executed and delivered by each of the Vendors and is a valid and binding obligation of each of the Vendors enforceable in accordance with its terms.

5.	Representations and Warranties of the Founder

The Founder covenants, represents and warrants as follows as of the date hereof and as of the Closing Date and it acknowledges that the Purchaser is relying upon such covenants, representations and warranties in connection with the purchase by the Purchaser of the Purchased Shares:

(1)
The Founder is, and has been for 10 years, a director and President of the Corporation, and as a result thereof has firsthand knowledge of the affairs of the Corporation represented and warranted herein.

(2)	The authorized capital of the Corporation consists of 6,000,000 common voting shares without par value of which 6,000,000 have been duly issued and are outstanding as fully paid and non-assessable.

(3)
No person, firm or corporation has any agreement or option or any right (whether by law, pre-emptive or contractual and including convertible securities, warrants or convertible obligations of any nature) for the purchase or the issue of either the Purchased Shares or any unissued shares in the capital stock of the Corporation.

(4)
The entering into of this agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of the constating documents or by-laws of the Founder or of any indenture or other agreement, written or oral, to which the Founder may be a party.

(5)	This agreement has been duly executed and delivered by the Founder and is a valid and binding obligation of the Founder enforceable in accordance with its terms.

(6)	To the Founder’s knowledge, there are no existing or threatened legal actions or claims against the Corporation.

(7)	As at August 31 2006, there is approximately US$400,000 in the Corporation’s bank accounts.

(8)	Absence of Changes - Since May 1, 2006 there has not been:
(i)
any Material change in the condition or operations of the Corporation other than changes in the ordinary and normal course of business and other than changes resulting from a general deterioration of markets in the industries in which the Corporation is engaged; or

(ii)	any damage, destruction or loss, labour trouble or other event, development or condition of any character (whether or not covered by insurance) materially and adversely affecting the Corporation.

(9)
Absence of Unusual Transactions - Except as listed in schedule “C”, since May 1, 2006 the Corporation has carried on the Business in its usual and ordinary course, and in particular the Corporation has not:

(i)	transferred, assigned, sold or otherwise disposed of any of the assets shown in its audited financial statements except in the ordinary and usual course of business;
(ii)
discharged or satisfied any lien or encumbrance, or paid any obligation or liability (fixed or contingent) other than liabilities included in the balance sheet to its audited financial statements and liabilities incurred since the date of the audited financial statements in the ordinary and normal course of business;

(iii)	suffered an extraordinary loss, or waived any rights of material value, or entered into any material commitment or transaction not in the ordinary and usual course of business;
(iv)	made any general wage or salary increases or other payments in respect of personnel which it employs except in the ordinary course of business;
(v)
declared or paid any dividends or declared or made any other distribution on any of its securities or shares of any class, and has not directly or indirectly, redeemed, purchased or otherwise acquired any of its securities or shares of any class or has agreed to do so;

(vi)
made any capital expenditure, except in the usual and ordinary course of business, and no capital expenditure will be made or authorized after the date of this Agreement by the Corporation with respect to the business without the prior written consent of the Purchaser;

(vii)	mortgaged, pledged, subjected to lien, granted a security interest in or otherwise encumbered any of the assets of the Corporation other than in favour of the Corporation’s bank;
(viii)
incurred or assumed any obligation or liability (fixed or contingent), except secured and unsecured current obligations and liabilities incurred in the ordinary and normal course of business, particulars of which have been disclosed in writing to the Purchaser or its representatives;

(ix)
except as provided in this Agreement, issued or sold any shares in its capital or any warrants, bonds, debentures or other securities of the Corporation or issued, granted or delivered any right, option or other commitment for the issuance of any such securities;

(x)	amended or changed or taken any action to amend or change its Articles or by-laws; or
(xi)	authorized or agreed or otherwise become committed to do any of the foregoing.

(10)	Senior Management - There are set forth in Schedule "D" those members of the Corporation's management that are deemed to be key personnel.

(11)
Material contracts - There are set forth in Schedule "F" a list of all of the Corporation's material contracts, which are available for review on a confidential basis by the Purchaser prior to the Closing.

(12)
Intellectual property - All patents, trade-marks, trade names, brand names, trade designs, service marks and copyrights and all licenses and similar rights and property which are necessary or incidental to the conduct of the business as the same is presently being carried on are listed in Schedule “G”, and are valid and subsisting and held by the Corporation with good and marketable title and are in good standing free and clear of all security interests, claims, liens, objections and infringements of every nature and kind and all registrations therefor have been kept renewed and are in full force and effect. The operations of the business, the manufacture, storage, use and sale by it of its products and the provision by it of its services do not involve infringements or claimed infringement of any patent, trademark, trade name or copyright. No employee of the Corporation owns, directly or indirectly in while or in part, any patent, trade-mark, trade name, brand name, copyright, invention, process, know-how, formula or trade secret which the Corporation is presently using or the use of which is necessary for the Business.

(13)
Inventories - The inventories are in good and merchantable condition and are usable or saleable in the ordinary course of business for the purposes for which they are intended and are carried on the books of the Corporation at the lower of cost and net realizable value.

(14)
Undisclosed Liabilities - The Corporation has no liabilities (whether accrued, absolute, contingent or otherwise) of any kind except liabilities incurred in the ordinary course of business since June 30, 2006 which are not inconsistent with past practice, are not, in the aggregate, material and adverse to the business, assets, financial condition or results of operations of the Corporation, and do not materially violate any covenant contained in this Agreement or constitute a material misrepresentation or breach of warranty made in or pursuant to this Agreement. Without limiting the foregoing, there were reflected or reserved against in the Audited Financial Statements all material liabilities of a type required to be so reflected or reserved against under generally accepted accounting principles applied consistently with prior years by the Corporation which the Founder knows or had reasonable grounds to know there was a basis for asserting against the Corporation.

(15)
The audited financial statements of the Corporation dated June 7, 2006, a copy of which is attached hereto as Schedule “A”, prepared by FEC, Chartered Accountants, fairly represent the financial position of the Corporation as at December 31, 2005. The Founder represents that the tax loss carry forwards set forth in Schedule “A” are correct as to their amount and expiry. The Founder makes no representations or warranties and assumes no responsibility as to the usability by the Purchaser of such tax losses nor as to any fees, interest charges or penalties that may arise from the actual or attempted use of such tax losses by the Purchaser.

6.	Representations and Warranties of the Purchaser

The Purchaser covenants, represents and warrants as follows as of the date hereof and as of the Closing Date and it acknowledges that the Vendors are relying upon such covenants, representations and warranties in connection with the purchase by the Purchaser of the Purchased Shares:

(1)
The authorized capital of TransAKT Ltd. consists of an unlimited number of common voting shares without par value, and an unlimited number of preferred shares, of which 27,712,619 common voting shares have been duly issued and are outstanding as fully paid and non-assessable. In addition there are approximately Ten Million Seven Hundred Thousand (10,700,000) common voting shares reserved for issuance under outstanding warrants, TransAKT Ltd.'s stock option plan, and performance compensation agreements. There are no preferred shares issued or outstanding or reserved for issuance to any party.

(2)
The entering into of this agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of the constating documents or by-laws of the Purchaser or of any indenture or other agreement, written or oral, to which the Purchaser may be a party.

(3)	This agreement has been duly executed and delivered by the Purchaser and is a valid and binding obligation of the Purchaser enforceable in accordance with its terms.

(4)	To the Purchaser’s knowledge, there are no existing or threatened legal actions or claims against the Purchaser or TransAKT Ltd.

(5)
The audited financial statements of TransAKT Ltd.dated April 23, 2006, a copy of which is attached hereto as Schedule “B”, prepared by Daunheimer & Dow LLP, Chartered Accountants, fairly represent the financial position of TransAKT Ltd. as at December 31, 2005.

7.	Covenants of the Vendors

With respect to, and only to, each Vendor's personal shareholdings in the Corporation, each Vendor covenants and agrees with the Purchaser that on or before the Closing Date, it will take all necessary steps and proceedings to permit all of the Vendor's Purchased Shares to be duly and regularly transferred to the Purchaser.

8.	Covenants of the Founder

The Founder covenants and agrees with the Purchaser that on or before the Closing Date, it will do or will cause to be done the following:

(1)
Arrange for one director of the Corporation to resign from the board and for the remaining board members to nominate in place of the resigning director a nominee of the Purchaser, such resignation and nomination to be effective as at the Closing Date.

(3)
Arrange for all of the key personnel specified in Schedule "D" to enter into and deliver at Closing a personal services contract (as set out in Schedule "E"), in which they shall agree to continue to work for the Corporation, and to not engage in competition with the Corporation, for a specified period of time.

9.	Covenants of the Purchaser

The Purchaser covenants and agrees with Vendors that on, before or following the Closing Date, it will do or will arrange for three directors of TransAKT Ltd. to resign from the board and for the remaining board members to nominate in place of the resigning directors three nominees of the Founder, such resignations and nominations to be effective as at the Closing Date

10.	Survival of Representations and Warranties

The representations and warranties of the Vendors, the Founder and the Purchaser contained in this agreement and contained in any document or certificate given pursuant hereto shall survive the closing of the purchase and sale of the Purchased Shares herein provided for, for a period of two years from the Closing Date.

11.	Indemnification

The Founder hereby indemnifies and saves the Corporation and the Purchaser harmless of and from any cause or claim arising with respect to the Corporation or its activities prior to the Closing Date that has not otherwise been disclosed to the Purchaser prior to the Closing Date. Founder shall remain liable to defend at its expense any such actions or claims that may arise with respect to the Corporation or its activities, concerning the time period prior to the Closing Date. Such indemnity is conditional upon Purchaser not entering into any claim or action in an adverse position to the Founder or the Corporation.

12.	Notices

Any notice, direction or other instrument required or permitted to be given to the Vendors, or to the Founder, hereunder shall be in writing and may be given by mailing the same postage prepaid or delivering the same addressed to the Vendors or the Founder at their addresses set out in clause 4.

Any notice, direction or other instrument required or permitted to be given to the Purchaser hereunder shall be in writing and may be given by mailing the same postage prepaid or delivering the same addressed to the Purchaser at:

Suite 260, 1414 - 8th Street SW
CALGARY, ALBERTA
T2R 1J6

Any notice, direction or other instrument aforesaid if delivered, shall be deemed to have been given or made on the date on which it was delivered or if mailed, shall be deemed to have been given or made on the fifth business day following the day on which it was mailed.

13.	Costs

Each of the parties hereto shall pay its own legal, accounting and other costs and expenses associated with this transaction and this agreement.

14.	Entire Agreement

This agreement, and the agreements identified herein to be entered into infurtherance of this agreement, constitutes the entire agreement between the parties hereto. There are not and shall not be any verbal statements, representations, warranties, undertakings or agreements between the parties hereto and this agreement may not be amended or modified in any respect except by written instrument signed by the parties hereto.

15.	Proper Law of Contract

This agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of Taiwan, and each of the parties hereto hereby irrevocably submits and attorns to the jurisdiction of the courts of Taiwan.

16.	Benefit and Binding Nature of the Agreement

This agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

IN WITNESS WHEREOF this agreement has been executed by the parties hereto.

VENDORS

______________________________ LIN YU HSIUNG	______________________________ witness

______________________________ PAN YU JUNG	______________________________ witness

______________________________ PAN WAN-I	______________________________ witness

______________________________ PAN YU CHEN	______________________________ witness

______________________________ SHIAU TZONG HUEI	______________________________ witness

______________________________ HSU TUNG LIANG	______________________________ witness

______________________________ LIANG CHIN AN	______________________________ witness

______________________________ CHENG CHUN CHIN	______________________________ witness

______________________________ CHUNG WU SHU YUAN	______________________________ witness

______________________________ CHANG MING SHAO	______________________________ witness

______________________________ HUANG KO PU	______________________________ witness

______________________________ HSIEH CHI HSIEN	______________________________ witness

FOUNDER

______________________________ CHENG CHUN CHIN	______________________________ witness

TransAKT Taiwan Limited per:	TransAKT Ltd. per:

___________________________ President	___________________________ President

Schedule “A”, attached to and forming part of a Share Purchase Agreement made as of the 24th day of August 2006 among All Shareholders of Taiwan Halee International
Co. Ltd., Cheng Chun-Chih, TransAKT Taiwan Limited and TransAKT Ltd.

Audited financial statements of the Corporation dated ____________, 200___

Schedule “B”, attached to and forming part of a Share Purchase Agreement made as of the 24th day of August 2006 among All Shareholders of Taiwan Halee International
Co. Ltd., Cheng Chun-Chih, TransAKT Taiwan Limited and TransAKT Ltd.

Audited financial statements of TransAKT Ltd. dated April 23, 2006

Schedule “C”, attached to and forming part of a Share Purchase Agreement made as of the 24th day of August 2006 among All Shareholders of Taiwan Halee International
Co. Ltd., Cheng Chun-Chih, TransAKT Taiwan Limited and TransAKT Ltd.

Transactions of the Corporation not in the ordinary course of business

Schedule “D”, attached to and forming part of a Share Purchase Agreement made as of the 24th day of August 2006 among All Shareholders of Taiwan Halee International
Co. Ltd., Cheng Chun-Chih, TransAKT Taiwan Limited and TransAKT Ltd.

Key Personnel of the Corporation

Schedule “E”, attached to and forming part of a Share Purchase Agreement made as of the 24th day of August 2006 among All Shareholders of Taiwan Halee International
Co. Ltd., Cheng Chun-Chih, TransAKT Taiwan Limited and TransAKT Ltd.

Form of personal services contract for key personnel of the Corporation

Schedule “F”, attached to and forming part of a Share Purchase Agreement made as of the 24th day of August 2006 among All Shareholders of Taiwan Halee International
Co. Ltd., Cheng Chun-Chih, TransAKT Taiwan Limited and TransAKT Ltd.

Material Contracts

Schedule “G”, attached to and forming part of a Share Purchase Agreement made as of the 24th day of August 2006 among All Shareholders of Taiwan Halee International
Co. Ltd., Cheng Chun-Chih, TransAKT Taiwan Limited and TransAKT Ltd.

Intellectual property of the Corporation

Schedule “H, attached to and forming part of a Share Purchase Agreement made as of the 24th day of August 2006 among All Shareholders of Taiwan Halee International
Co. Ltd., Cheng Chun-Chih, TransAKT Taiwan Limited and TransAKT Ltd.

The Vendors, their shareholdings of the Corporation, and their entitlement ot shares of TransAKT Ltd. on Closing

Schedule "I", attached to and forming part of a Share Purchase Agreement made as of the 24th day of August 2006 among All Shareholders of Taiwan Halee International
Co. Ltd., Cheng Chun-Chih, TransAKT Taiwan Limited and TransAKT Ltd.

PROMISSORY NOTE

US$300,000.00	August 31, 2006

FOR VALUE RECEIVED TRANSAKT LTD., a body corporate incorporated under the laws of the Province of Alberta, does PROMISE TO PAY TO ______________ the sum of THREE HUNDRED THOUSAND DOLLARS ($300,000.00), without interest, in full six months from the date of this document.

The undersigned waives presentment for payment, notice of protest, demand for payment and notice of non-payment.

TransAKT Ltd.

per:
James Wu, President